FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of March, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais

           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil

           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form  20-F    X       Form  40-F
                            ------                ------


Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                   No        X
                       ------                ------




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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[CEMIG LOGO]    [DOW JONES SUSTAINABILITY INDEXES MEMBERSHIP LOGO]

[LATIBEX LOGO]            [LEVEL 1 BOVESPA LOGO]        [CIG LISTED NYSE LOGO]



                                             CORPORATE ANNOUNCEMENT


IMMEDIATE RELEASE


                   CEMIG RELEASES 2002 FINANCIAL STATEMENTS

     Belo Horizonte, Brazil, March 28, 2003 - Companhia Energetica de Minas Gerais - CEMIG - (NYSE: CIG; BOV: CMIG4, CMIG3 and LATIBEX: XCMIG), one of Brazil's largest energy companies, today announced that its 2002 financial statements and related documents in conformity with Brazilian accounting principles are available at CEMIG's headquarters located at Avenida Barbacena 1200, in Belo Horizonte, state of Minas Gerais, Brazil. This notification is in accordance with Article 133 of Federal Law No. 6404, amended by Federal Law No. 10,303.

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

Contacts:

Luiz Fernando Rolla                      Vicky Osorio
Investor Relations Officer CEMIG         The Anne McBride Company
Tel. +55-31-3299-3930                    Tel. 212-983-1702
Fax +55-31-3299-3933                     Fax 212-983-1736
lrolla@cemig.com.br                      vicky@annemcbride.com

                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    COMPANHIA ENERGETICA DE MINAS
                                    GERAIS - CEMIG




                                    By:   /s/ Flavio Decat de Moura
                                        ------------------------------------
                                        Name:   Flavio Decat de Moura
                                        Title:  Chief Financial Officer

Date:  March 31, 2003